1310 Goshen Parkway,  P. O. Box 2656 West Chester, PA  19380
(610) 431-1700, www.vwr.com

September 28, 2006

BY EDGAR

Ms. Tia Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	CDRV Investors, Inc. Form 10-K Filed March 31, 2006 File Number 333-124100
VWR International, Inc. Form 10-K Filed March 31, 2006 File Number 333-118658

Dear Ms. Jenkins:

This letter sets forth the responses of CDRV Investors, Inc. (“CDRV”) and VWR International, Inc. (“VWR” and, together with CDRV, the “Company”) to the comments contained in your letter dated September 1, 2006 relating to the above-referenced Annual Reports on Form 10-K filed with the Securities and Exchange Commission (the “Commission”). Both the Commission staff’s comments and the Company’s responses have been included herein.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Notes to Financial Statements

Note 2 — Summary of Significant Accounting Policies

(i)    Revenue Recognition, page 48

1.              We noted you generate revenue primarily from product sales and service revenues. Please revise your policy disclosures to address the following:

•                  Regarding your product sales, clarify your policy to indicate whether you are recording revenue on a gross or net basis (or both) and provide us with a narrative discussion supporting your accounting treatment. In your response, specifically discuss gross versus net accounting in those circumstances where you have exclusive distribution agreements with manufactures (e.g. Merck KGaA European chemical

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distribution agreements). Your discussion should address each indicator of both gross and net reporting as set forth in EITF 99-19.

•                  Regarding your service revenues, please expand your discussion to identify the services you provide (e.g. software solutions for supply-chain and inventory management, customized e-business solutions, storeroom management operations, purchase and supply of third party products not normally supplied by you, etc.) and how your accounting treatment is consistent with GAAP.  In your response, cite the authoritative literature you used to support your conclusions and discuss specifically, the applicability of the guidance of SOP 97-2 and EITF 00-21.

Response:

Revenue recognition for product sales

It is the Company’s policy to record revenue from product sales, including sales associated with exclusive supply arrangements, on a gross basis because we act as a principal as that term is defined in EITF 99-19. As described in the summary of significant accounting policies, the Company deducts certain revenue-related charges to derive reported sales including reserves for customer credits and returned-goods reserves.

In 2005, the Company derived approximately $369 million or 12% and $136 million or 17% of total consolidated sales and gross profit, respectively, from exclusive distribution agreements. Our exclusive arrangements with Merck KGaA (“Merck”) comprised approximately 73% of such sales. Our gross profit from such sales exceeded our overall consolidated gross profit margin of 25.6%, as the majority of sales under exclusive supplier arrangements are related to higher-margin chemical and specialty chemical sales.

With respect to sales of Merck products, there are two supply chains. Approximately 37% of 2005 revenues from the exclusive arrangement with Merck were purchased by the Company in advance of customer orders, recorded as inventory and stored in various Company distribution centers, primarily in Europe. Revenues generated from the sales of these products are subject to typical risks and rewards of ownership associated with a distribution business. We have reviewed paragraphs 7 through 14 of EITF 99-19, and conclude that the Company acts as a principal in these transactions and there were no indicators of net revenue reporting as outlined in paragraphs 15 through 17 of EITF 99-19. Accordingly, recognition of revenue on a gross basis is consistent with the guidance contained in EITF 99-19. It should be noted that this assessment also applies to several other exclusive distribution arrangements with suppliers where the Company purchases and maintains inventories in its distribution center in advance of customer orders.

Approximately 63% of 2005 revenues from exclusive arrangements with Merck were shipped directly to our customers from Merck manufacturing or distribution sites. Revenues are recorded on a gross basis for the following reasons:

•                  Our customers place orders directly with the Company. Company personnel may consult with customers and/or our supplier to facilitate determination of appropriate product specifications or alternatives, when appropriate. (paragraph 7 of EITF 99-19)

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•                  The Company incurs fulfillment risk subsequent to title transfer and also incurs risk in the event of damaged product or customer returns of product. (paragraph 8 of EITF 99-19)

•                  The Company maintains flexibility to negotiate price with the customer within reasonable economic boundaries. (paragraph 9 of EITF 99-19)

•                  The Company is involved in the determination of product selection to meet the customer’s needs. (paragraph 12 of EITF 99-19)

•                  Title to product shifts to the Company upon shipment from Merck to our customer. Merck charges us a fee for packaging the orders for shipment. (paragraph 13 of EITF 99-19)

•                  The Company assumes all credit risk for the full amount billed to the customer and is not indemnified or subsidized by Merck. (paragraph 14 of EITF 99-19)

Based on the guidance of EITF 99-19 as detailed above, we believe that revenues related to direct shipments from Merck are appropriately recorded by the Company on a gross basis because we meet virtually all of the criteria specified in paragraphs 7 through 14 inclusive and do not meet any of the indicators of net reporting specified in paragraph 15 through 17 inclusive.

Revenue recognition for service revenues

In 2005, services revenue comprised approximately $59 million or 1.9% of total consolidated sales. The provision of services to our customers constitutes a small but strategic opportunity for the Company.

The table below summarizes services by category and net sales from such services in 2005. The accompanying notes provide the basis used by the Company to recognize revenue for services (dollars in millions):

		% of 2005
	Net Sales	Net Sales
(a) Technical services	$22	$0.7%
(b) On-site solutions	21	0.7%
(c) Furniture planning, design and installation	10	0.3%
(d) Other	6	0.2%
	$59	$1.9%

(a)                      The Company contracts with customers to perform certain technical activities such as the validation, calibration, repair, and maintenance of equipment. Customers are typically billed on a monthly basis and related revenue is recorded as the services are performed. Such services can also be provided under annual service contracts. These services may be

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paid for in advance, or periodically throughout the contract period. Such revenues are recognized ratably on a straight-line basis over the term specified in the service contract.

(b)                      The Company contracts with customers to perform on-site services including stockroom management, shipping and receiving functions, chemical tracking, and other ancillary services. These contracts may be entered into with customers that purchase products under master purchase agreements or separately where such agreements do not exist. In the former instance, we apply the provisions of EITF 00-21, identifying separate units of accounting for contracted services, which are negotiated at fair value. In both instances, we bill our customers and recognize revenues using one of the following methods: monthly billing based on hours incurred and fixed hourly rates, monthly billing based on a fixed fee, or monthly billings for delivered piece-work.

(c)                      The Company contracts with customers to perform laboratory furniture planning, design and installation services primarily on a fixed fee basis. The majority of these services are completed within one to two months. If services are provided without the sale of laboratory furniture then revenue is typically recognized on a percentage of completion basis in accordance with the contract accounting guidance contained in SOP 81-1.

When these services are performed in conjunction with the sale of laboratory furniture we apply the provisions of EITF 00-21, identifying separate units of accounting.  Revenue is recognized separately for each deliverable with furniture revenues typically being recognized upon shipment and service revenues being recognized in accordance with SOP 81-1. Certain of our contracts for furniture sales and installation services include customer acceptance requirements. In these cases, revenue is recognized only upon such acceptance.

(d)          Other is comprised of the following:

•                  Sales of laboratory information and laboratory information management software programs that do not require significant customization where revenue is recognized when the criteria in paragraph 8 of SOP 97-2 are met

•                  Contract warehousing, where revenue is recognized monthly based on space utilized and/or number of container movements within specified time periods

•                  Other various consulting services where revenue is recognized as services are performed

The Company’s description of services contained in its Annual Report on 10-K for the year ended December 31, 2005 will be updated in future filings to conform to the service categories noted above. In doing so, we will revise the disclosure to take out references to software solutions and paperless e-business solutions that constitute an immaterial component of our revenue base. We will include a reference to the performance of technical services that was inadvertently omitted and we will delete the reference to the purchase and supply of third party products, which is an extension of our traditional distribution business. In light of the response above, we will review our revenue recognition policy disclosures in connection with future filings.

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Note 4 — Restructuring

(a)   Restructuring as a Result of the Acquisition, page 53

2.              In conjunction with your April 2004 acquisition by CDRV, we note you recorded restructuring accruals of $29.7 million in 2004 and an additional $24.5 million in 2005 as adjustments to acquisition costs. Please provide a detailed explanation of how this restructuring plan and recorded charges in both 2004 and 2005 comply with each of the specific criteria outlined in EITF 95-3.

Response:

An important element of the acquirer’s pre-acquisition due diligence included consideration of restructuring activities that were to be implemented subsequent to the acquisition, which were estimated to aggregate $50 million.  Promptly following the acquisition, VWR management was instructed to tactically plan and execute a restructuring program. The primary restructuring activities included streamlining VWR’s European operations (both personnel and facilities) as well as terminating certain senior executives primarily in the United States.

The overall program, which was completed in two phases, was tactically planned, launched and executed beginning in the second quarter of 2004 promptly after the April 7, 2004 acquisition. The first-phase was executed by the end of 2004 and employee and lessor communications for the second-phase of the program were initiated in late 2004 and completed in the first quarter of 2005.

The primary reason for the two-phase approach was to ensure that we could adequately define, communicate and execute our restructuring programs while not overloading the management team as well as the commercial operations within the organization.

Formulation of a comprehensive restructuring plan was a top priority immediately upon completion of the acquisition. Management, acting on authority from the acquirer and the Board, promptly defined the scope of its efforts, including timeframes, and began to execute its activities within those planned guidelines. All restructuring plans were formulated and approved within the one-year time frame stipulated by EITF 95-3. As indicated above, tight timelines were assigned to complete the restructuring plans, which reduced the likelihood of material changes to such programs. In addition, as explained in more detail below, the costs charged to purchase accounting were either incremental in nature or related to pre-existing contracts.

Outlined below is a chart that summarizes the scope of the Company’s restructuring program that was included in the purchase price allocation  (dollars in millions):

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	Severance
	and		Facilities
	termination		related
	benefits (a)		costs (b)		Other
	$	#	$	#	costs (c)	Total
Europe	$24.7	100	$0.6	6	$0.9	$26.2
North America	3.5	4	—	—	—	3.5
April 7, 2004-December 31, 2004	28.2	104	0.6	6	0.9	29.7

Europe	12.1	180	10.5	2	0.2	22.8
North America	1.3	1	0.4	1	1.7
January 1, 2005-April 6, 2005	13.4	181	10.9	3	0.2	24.5

Total restructuring accruals initially charged to goodwill	$41.6	285	$11.5	9	$1.1	$54.2

(a)                      Severance costs for the majority of severed employees were negotiated with workers’ councils and/or directly with impacted employees, were directly correlated with the restructuring plan, and were incremental in nature. Discussions with workers’ councils were, at times, protracted requiring significant time and effort to finalize. Additionally, certain key executives were terminated in connection with the restructuring program. The severance and termination benefits for these executives qualified for purchase accounting under EITF 95-3 because each executive had an employment agreement that existed prior to the acquisition.

(b)                      The exit of leased operating facilities includes lease cancellation penalties, cleanup or rehabilitation costs, and/or the payment of rental costs after the property was vacated and no longer used in the operations of the Company. The incurrence of these exit costs is directly related to the Company’s restructuring activities and terms in the underlying lease contracts that existed as of the acquisition date. Accordingly, these exit costs qualify for purchase accounting under EITF 95-3.

The Company also recorded in facilities related costs $6.4 million of costs for estimated environmental remediation in the first quarter of 2005 related to an acquired facility in France that was closed as part of the restructuring plan during the fourth quarter of 2004. The engineering study, which supported this charge, began in the fourth quarter of 2004 and took many months to complete due to the complexities of French environmental rules and regulations.

(c)                      Other restructuring costs include the write-off of inventories related to discontinued product lines in the closed French facility referenced above. Such inventories, net of recoverable value, were included as a component of the restructuring program since the inventories existed as of the acquisition date.

We also wish to point out that management was very careful to ensure that any restructuring activities, not contemplated as of the acquisition date, were charged to operations and not included in the purchase price allocation. During the first quarter of 2005, $2.1 million of costs were charged to operations since these costs did not meet the criteria of EITF 95-3. During calendar year 2005, we recorded a total $20.6 million of charges to operations because these

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activities were either not planned and executed on a timely basis in accordance with EITF 95-3 or related to assessments not contemplated as of the acquisition date.

Note 5 — Business Combinations and Acquisitions

(d)   Goodwill and Other Intangible Assets, pages 58 and 59

3.              In conjunction with your April 2004 acquisition by CDRV, we note you recorded $347 million in amortizable intangible assets. We also noted a majority of the intangible assets are being amortized over average periods between 20.5 and 32.8 years. Please provide us with a discussion of your basis for determining the useful lives of each group of amortizable assets considering the useful life for your customer base was previously determined to be 10 years during the acquisition (of) VWR Scientific Products Corporation.

Response:

At the time of acquisition, CD&R, the Purchaser, engaged Standard & Poors (“S&P”) to conduct a valuation of the intangible assets of VWR International Corporation. After consultation with VWR management, S&P concluded that there were three significant classes of amortizable intangible assets — 1) Customer Relationships in North America, 2) Customer Relationships in Europe and 3) European Chemical Supply Agreement.

To establish amortization periods for customer relationships, VWR management, with assistance from S&P, analyzed its North America customer attrition rate prior to the acquisition. Management, in consultation with S&P, concluded that the North American business had an attrition rate of approximately 3% per year as supported by the underlying data. We further concluded that a higher rate of 5% was appropriate for our European operations due to the more fragmented and diverse customer base. Based on these percentages, the amortization periods for the customer relationship intangibles for North America and Europe are 33 years and 20 years, respectively.

The European Chemical Supply Agreement is between Merck and VWR Europe and has an initial term of five years from the date of acquisition and is renewable by either party for an additional five-year term. The agreement is a mutually beneficial contract enabling VWR Europe to earn attractive gross profit margins on sales of the chemicals supplied by Merck. On an annual basis we meet with Merck to negotiate purchase price, purchasing targets, as well as sales and market-share targets. These negotiations take into account such factors as market conditions as well as economic and regulatory developments. Currently, the Company is in compliance with the terms of the agreement and intends to maintain compliance and renew the existing five-year agreement for the second five-year term. Therefore, a ten-year amortization period has been assigned.

In your question, you raise the issue of comparing the current customer relationship amortization periods with the period that was assigned to the acquisition that took place in mid-1999 (where Merck acquired the remaining 50.1% of VWR Scientific Products Corporation (“VWRSP Acquisition”), a Company whose operations were limited to North America). Since the VWRSP Acquisition, VWR has continued to focus on building customer relationships, which resulted in

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the 3% attrition rate discussed above. It should be noted that we perform assessments as to the appropriateness of useful lives and recoverability of these assets on a periodic basis.

4.              We note from your disclosure in the penultimate paragraph on page 7 (trademarks and tradenames), that in connection with the April 2004 acquisition, Merck KGaA agreed it would transfer ownership and applications for trademarks owned by Merck KGaA at cost. Clarify how you recorded the value attributed to your trademarks and trade names in your purchase accounting, and tell us how your accounting treatment is consistent with SFAS 141.

Response:

At the acquisition date, certain intellectual property owned by Merck required transfer to the Company. All intellectual property, whether owned by the Company or requiring transfer from Merck was subject to valuation pursuant to the requirements of SFAS 141. The reference to “cost” in your comment pertains to immaterial administrative and legal costs incurred by Merck and reimbursed by the Company to affect the required asset transfers post acquisition. Such costs were charged to selling, general, and administrative expense as incurred.

5.              In addition to our comment above, justify how your accounting treatment of your trademarks and tradenames as unamortizable intangible assets is appropriate. Cite the specific authoritative literature you used to support your conclusion.

Response:

In addition to the valuation of the Customer Relationships and Chemical Supply Agreement, S&P also quantified values relating to the Company’s trademarks and trade names in both North America and Europe. As you noted in your question, the Company does not amortize these classes of intangible assets. The Company has a long history (150+ years) and established the VWR brand in North America in 1974. In addition, as part of an internal reorganization under Merck, the European distribution business adopted the VWR brand in 2001. The Company intends to utilize the VWR brand in the future.

VWR’s trademarks and trade names are a contributing factor to the Company’s sales and profits.  We believe that customer purchase decisions are, in part, based on the Company’s reputation for providing an array of products at competitive prices and facilitating our customers’ supply chain and inventory management capabilities. As a result, VWR is one of the leading distributors of laboratory supplies in the world. Benefiting from the concentration in the North American scientific supplies market, VWR is able to enhance its buying power resulting in favorable pricing and product assurance from its supplier network. We concluded that the master brand “VWR” is the key driver of the brand equity for all of the Company’s trademarks and trade names. Therefore, the Company refers to this collection of VWR trademarks and trade names as the “Trade Names.”

The Company has concluded that the Trade Names have an indefinite life. In coming to this conclusion we considered the guidance contained in paragraph 11 of SFAS 142. The Trade Names do not have legal, regulatory, contractual, competitive, or economic limitations. In addition, the Trade Names are expected to contribute to the generation of cash flows

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indefinitely and therefore have an indefinite life. Further, as prescribed in paragraph 17 of SFAS 142, the Company performs impairment reviews of its trademarks and trade names and no impairment has been identified.

Note 9 — Property and Equipment, page 62

6.              We note that depreciation expense decreased by approximately 40% from 2003 to 2005. Please provide an explanation supporting this decrease considering there was no apparent change in your underlying business. In your response, clarify if any of the useful lives of your depreciable assets were changed in conjunction with your acquisition by CDRV and justify how this accounting treatment is appropriate.

Response:

As part of the Company’s purchase accounting analysis as of April 7, 2004, there was a valuation of property and equipment performed by S&P.  This valuation consisted of both an analysis of current fair values as well as an estimation of the remaining useful lives of the acquired assets. As a result of the valuation, there was a net increase in the fair value of property and equipment of approximately $1 million as compared to the historical book value. However, a higher portion of the fair value was attributable to buildings and improvements post-acquisition, which have longer lives than equipment and computer software, which have much shorter useful lives.

Estimated remaining economic lives were determined by S&P based on the age, condition, and expected future use and utility of the assets. As a result of the valuation performed by S&P, the Company increased the estimated remaining useful lives of certain assets, which together with the revision in fair values noted above, reduced annual depreciation expense post acquisition by approximately $10 million.

The Company’s basis in making these changes is prescribed in SFAS 141.  Upon consummation of a business combination, the acquiring enterprise is to assign value to the property and equipment of the acquired enterprise in accordance with paragraph 37(d) of that standard.

Note 11 — Debt

(b)   The Senior and Senior Subordinated Notes, page 65

7.              Please revise to discuss any guarantees on the senior and senior subordinated notes (e.g. any domestic or foreign subsidiary guarantees). In this regard, tell us why you are not required to file guarantor financial statements pursuant to Rule 3-10 of Regulation S-X and provide any significance tests as necessary.

Response:

The Company advises the staff that CDRV’s 9 5/8% Senior Discount Notes due 2015, VWR’s 6 7/8% Senior Notes due 2012 and VWR’s 8% Senior Subordinated Notes due 2014 are not currently, and at no time since their issuance have been, guaranteed by any subsidiary of the respective issuer and therefore, no guarantor financial statements are required.  The indentures

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governing these notes contain a covenant requiring any future Significant Domestic Subsidiary (as defined) that guarantees other indebtedness of the respective issuer to provide a guarantee of the respective issuer’s above-referenced notes.

Note 14 — Stock Incentive Plan, page 76

8.              We note you recorded $1.2 million in compensation expense related to the special dividend distribution and related reduction in the option exercise price from $100 to $50.52. Tell us how you determined this amount and how it is consistent with the guidance in FIN 44 and EITF 00-23.

Response:

On December 16, 2004, CDRV issued $481 million aggregate principal senior discount notes, which generated gross proceeds of $299.4 million. Net proceeds of $297.9 million were used to pay a special cash dividend of $51.90 per share to holders of CDRV’s common stock in December 2004.

The fair value of CDRV common stock, as supported by an independent appraisal and as approved by the Board of Directors, immediately prior to the recapitalization and special cash dividend was $105.00 per-share. The stock option exercise price was $100.00 per-share reflecting a 95.2% ratio of the exercise price per-share to the market value per share (the “ratio”).

As a result of the recapitalization and special dividend payment, we obtained an updated independent appraisal to determine the value of CDRV common stock subsequent to the dividend. The resultant valuation, as approved by the Board of Directors, was $53.05 per-share. The Board also established a revised stock option exercise price of $50.52 per-share maintaining a ratio of 95.2% equivalent to the ratio referenced above.

The cash payment of $1.2 million (or $2.42 per share) was approved by the Board to compensate option holders for the excess of the revised option price of $50.52 referenced above and $48.10 per share, which reflects the mathematical decline in the original option strike price of $100.00 after the payment of the special dividend of $51.90 per share.

The special cash dividend of $297.7 million constituted approximately 50% of the equity value of CDRV and is considered by management to have met the significance criteria of Footnote 6 of FIN 44. Therefore, we conclude that the transaction meets the criteria of an equity restructuring, necessitating re-pricing of the stock options.

With respect to the option re-pricing, since the aggregate intrinsic value of the options and the ratio of the exercise price per-share to the market value per-share immediately before and after the equity restructuring were the same, we concluded that we conformed with the criteria of paragraph 53 a and b of FIN 44. We also conclude that the expensing of the $1.2 million cash payment referenced above conforms to the guidance set forth in paragraph 54 of FIN 44.

We further advise the Commission that management has reviewed EITF 00-23 and has concluded that the above referenced transaction has been properly accounted for following the applicable guidance of FIN 44.

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Exchange Act Filings

9.              Please revise you Exchange Act filings, as necessary, to comply with the comments above.

Response:

We will revise our description of our service offerings to conform to the categories provided on page three of this letter in future filings to the Commission. We believe that prospective modification of our disclosures is appropriate since the revenues derived from such activities comprised less than 2% of consolidated net sales in 2005. In addition, we will review our revenue recognition policy disclosures in connection with future filings.

*     *     *     *     *

Each of CDRV and VWR acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact Greg Cowan, Corporate Controller, at 610-429-2815, Travis McDowell, Director of External Reporting, at 610-430-7215, or me at 610-719-7084.

Respectfully submitted,

/s/ Jack L. Wyszomierski
Jack L. Wyszomierski
Executive Vice President and Chief Financial Officer

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